

June 1, 2015

<u>Via E-mail</u>
Mr. Brian Penny
Chief Financial Officer
New Gold Inc.
Suite 1800 Two Bentall Centre
555 Burrard Street
Vancouver, British Columbia V7X 1M9

  Re: **New Gold Inc.**
    Form 40-F for the Year Ended December 31, 2014
    Filed March 27, 2015
    File No. 001-31722

Dear Mr. Penny:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Rufus Decker for

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining